Filed pursuant to Rule 424(b)(3)
                                       Registration Statement No. 333-28877


          PROSPECTUS

                              THE MONTANA POWER COMPANY
                    DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
                           3,239,828 SHARES OF COMMON STOCK

          Robert P. Gannon
          Chief Executive Officer

          Dear Participant or Prospective Participant:

               We are pleased to send you this Prospectus describing our amended Dividend Reinvestment and Stock Purchase Plan, (the "Plan"). The Plan amendments include (i) the investment of optional cash payments twice a month, instead of monthly; (ii) an increase in the initial cash payment for all new investors to $100; (iii) the addition of non-shareholder residents of Arizona, Florida, and North Carolina; and (iv) an increase in the minimum optional cash payment to $25 (participants who elected automatic monthly electronic funds transfer payments or employee payroll deductions of less than $25 prior to July 15, 1997, will not be required to increase that amount).

               The Plan provides investors with a simple, cost effective, and convenient method of acquiring shares of the Company's common stock. Participation in the Plan is open to (i) shareholders of record of the common and preferred stock of the Company, (ii) to the extent described below, beneficial owners of the common and preferred stock of the Company, (iii) employees of the Company and its subsidiaries, and (iv) other interested investors who are resident in the following states: Arizona, California, Colorado, Florida, Georgia, Illinois, Louisiana, Minnesota, Montana, New Mexico, New York, North Carolina, Ohio, Oregon, Pennsylvania, South Dakota, Tennessee, Texas, Utah, and Wisconsin.

               The Plan permits you to reinvest dividends on all or any specified number of your shares of common and/or preferred stock in additional shares of common stock, purchase shares of common stock and deposit your common stock and preferred stock certificates into your Plan account for safekeeping.

               If your shares are held by a brokerage, bank, or other intermediary account, you may participate only by reinvesting your dividends to purchase a whole number of shares and only through participation by your brokerage, banker or trustee.

               If you are a shareholder of record and wish to join the Plan, you may enroll at any time by completing an enrollment form. Employees and other interested investors residing in the states described above may also join the Plan by completing an enrollment form and making an initial cash payment of $100. To obtain these forms, contact the Investor Services Department at The Montana Power Company, 40 E Broadway, Butte, MT 59701-9394 or call (800) 245-6767 or 406-497-3014.

               We suggest you retain this Prospectus for future reference.


                                             Sincerely,

                                             /s/ Robert P. Gannon

                                             Robert P. Gannon
                                             Chief Executive Officer


                THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
                 BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY
                  STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
                    OR ANY STATE SECURITIES COMMISSION PASSED UPON
                     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                         ANY REPRESENTATION TO THE CONTRARY IS
                                 A CRIMINAL OFFENSE.


                    The date of this Prospectus is July 15, 1997.

                                     THE COMPANY

               The Montana Power Company (the "Company") is the issuer of the additional shares of common stock offered hereby. The principal executive offices of the Company are located at 40 East Broadway, Butte, Montana 59701-9394, telephone (800) 245-6767 or
          (406) 497-3014.


                                AVAILABLE INFORMATION

               The Company files reports and other information with the Securities and Exchange Commission (the Commission ) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., as well as at the following regional offices: 13th Floor, Seven World Trade Center, New York, New York, and Suite 1400, 500 West Madison Street, Chicago, Illinois. Copies of such material can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N. W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information relating to the Company. The common stock is listed on the New York Stock Exchange and Pacific Exchange, Inc. Reports, proxy statements and other information concerning the Company can be inspected at such Exchanges.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               Incorporated by reference in this Prospectus are the following documents filed with the Commission:

               The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

               The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

               The Company's Current Reports on Form 8-K, dated January 28, February 21, February 28, and April 21, 1997.

               All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from the date of filing of such reports and documents.

               The Company, upon request, will provide without charge a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests for such copies should be directed to the Investor Services Department, The Montana Power Company, 40 East Broadway, Butte, Montana 59701-9394, telephone (800) 245-6767 or (406) 497-
          3014.


                                   USE OF PROCEEDS

               Unless shares of common stock are purchased directly from the Company, the Company will receive no proceeds from the offering of common stock through the Plan. To the extent that shares are purchased directly from the Company the net proceeds are expected to be used for general corporate purposes. During 1996, the Company sold 37,176 shares under the Plan for which it received $841,107. The Company has no basis for estimating the number of shares of common stock that the Company will sell through the Plan or the prices at which such shares will be sold.

                                       THE PLAN

               The Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan") is as follows:


          PURPOSE

               The purpose of the Plan is to provide a simple, cost effective, and convenient way to acquire additional shares of the Company s common stock and provide for the safekeeping of certificates.


          ADVANTAGES

               Additional shares of common stock can be acquired by
          (a) reinvesting all or a portion of the cash dividends you receive on shares of common and/or preferred stock registered in your own name, and (b) making optional cash payments of at least $25 per payment but not more than $60,000 per year.

               At present, there are no service charges for participating in the Plan (see "Costs"). When shares are purchased from the Company, you will not pay any commissions. When shares are purchased for you on the open market or in negotiated transactions through one or more broker-dealers, you will pay commissions. Broker-dealers (the Broker ) are appointed by the Company to act as independent agents for such purpose. Because of the volume of shares purchased through the Plan, the commissions should be less than those which you would pay if you purchased the same number of shares yourself.

               Full investment of funds is possible because the Plan permits the purchase of fractions of shares, as well as whole shares, to be credited to your account. In addition, dividends and whole shares will be reinvested in additional shares.

               You may authorize your bank to make a monthly payment from your account to purchase shares each month. Employees may authorize payroll deductions.

               You may avoid the cumbersome safekeeping of certificates for shares credited to your account, since all shares purchased through the Plan are held by the Custodian (see "Administration"). In addition, you may deposit your common and preferred stock certificates into the Plan for safekeeping. Regular statements of account provide simplified record keeping.

               You may request that the shares of common stock held in your account be sold or that certificates be issued for the shares of common and/or preferred stock.

               As described below, there are certain limitations upon participation in the Plan if you are the beneficial owner of shares registered in the names of brokerages, banks or other intermediary accounts.


          DISADVANTAGES

               You have no control over the price at which shares are purchased or sold for your account since shares (i) are purchased under the Plan on specified dates or during specified periods, and (ii) are sold on dates determined by the broker after the Plan Administrator has processed a request for sale. Therefore, you bear the risk of fluctuations in the market price of the common stock (See "Purchases," "Per Share Price" and "Sale of Shares").

               Optional cash payments must be received by the twelfth day or the twenty-seventh day of any month to be invested on the next purchase date (for purchases from the Company) or during the next purchase period (for purchases on the open market). Optional cash payments received after the twelfth day or the twenty-seventh day of the month will be held until the second following purchase date or purchase period. In no event will optional cash payments remain uninvested more than thirty-five days after receipt by the Plan Administrator. No interest will be paid to you on funds held by the Plan Administrator pending investment under the Plan (See "Purchases").


          ADMINISTRATION

               The Company, as the Plan Administrator, administers the Plan, keeps records, sends statements of account to participants, monthly, in the case of optional cash purchases, and quarterly, in the case of dividend reinvestment, and performs other duties relating to the Plan. The Company appoints the Broker who acts as the independent agent of participants to purchase shares on the open market or in negotiated transactions. The Company, as Custodian of the Plan, holds shares acquired under the Plan and shares deposited into the Plan for safekeeping. The Company may resign as Plan Administrator or as Custodian at any time upon the appointment of a successor. The Company believes that its position as Plan Administrator, as compared with that of a registered broker-dealer or federally insured banking institution, poses no material risk for the following reasons:
          (i) the Company has substantial experience in administering its dividend reinvestment plan over the years, having served as administrator of the plan since 1982, (ii) the Plan
          Administrator s duties are limited to clerical and administrative functions such as recordkeeping, processing of forms and preparing and distributing regular statements of account and
          (iii) a segregated trust or escrow account has been established with a bank to hold cash payments received from participants pending investment under the Plan.

               All communications concerning the Plan should be directed by mail or telephone to the Plan Administrator as follows:

               Plan Administrator, Investor Services Department
               The Montana Power Company
               40 East Broadway
               Butte, Montana 59701-9394
               Telephone:     (800)     245-6767
                         (406) 497-3014
               Fax:      (406) 497-3018


          ENROLLMENT

            Shareholders of Record - Common and Preferred Shares are registered in your name.

               You may join the Plan by returning a completed Authorization Form to the Plan Administrator, Investor Services Department.

            Beneficial Owners - Common and Preferred shares are held in street name by brokerages, banks, or trustees.

               You may participate in the dividend reinvestment portion of the Plan, if your brokerage, bank or trustee elects to join the Plan on your behalf. Reinvestment of dividends is limited to the purchase of whole shares. Optional cash payments may not be made.

               Brokerages, banks or trustees may participate on your behalf by completing a Brokerage, Bank, or Trustee Authorization Form and returning it to the Plan Administrator, Investor Services Department. If the Plan Administrator receives written instructions from a brokerage, bank or trustee shareholder by the fifth business day following each dividend record date, the Plan Administrator reinvests that dividend in accordance with those instructions. The reinvestment of dividends is limited with respect to each account designated on the Brokerage, Bank or

          Trustee Authorization form to the purchase of the largest number of whole shares that can be purchased with the dividends attributable to such account. Any funds remaining after reinvestment are remitted to the brokerage, bank or trustee. A dividend check is mailed to the brokerage, bank or trustee in the usual manner for all shares for which reinvestment instructions are not received by the Plan Administrator. Standing instructions are not permitted.

               Since the Plan Administrator does not maintain records or hold shares for the accounts of beneficial owners, you must look to your brokerage, bank or trustee for records of your participation and with respect to the sale of shares purchased with reinvested dividends or the receipt of certificates. Each brokerage, bank or trustee shareholder who participates in the Plan on your behalf is mailed a quarterly statement showing each transaction. In addition, the brokerage, bank or trustee shareholder receives one stock certificate registered in its name for the total number of shares purchased, and a check for the uninvested dividends.

               If you are a beneficial owner and want to participate in the Plan as a shareholder of record, contact your brokerage, bank or trustee and request that some or all of your shares be transferred to your name.

            Employees

               Employees of the Company or any of its subsidiaries may join the Plan by completing an Employee Authorization Form, accompanied by a cash payment of not less than $100 nor more than $60,000; and may choose to make regular optional cash payments through payroll deductions by completing an Employee Payroll Deduction Form. These forms are to be sent to the Plan Administrator, Investor Services Department.

               Payroll deductions must be in an even dollar amount, not less than $25 per deduction and not more than $60,000 per year. Payroll deductions may be increased, decreased (but not below $25) or terminated by an employee at any time by signing a new Employee Payroll Deduction Form and sending it to the Plan Administrator by the tenth day of the month.

               If you elected to make payroll deductions of less than $25 prior to July 15, 1997, you will not be required to increase the amount to $25.

            Other Interested Investors

               Other interested investors who are individuals domiciled, or which are corporations or other legal entities whose principal places of business are, in the States of Arizona, California, Colorado, Florida, Georgia, Illinois, Louisiana, Minnesota, Montana, New Mexico, New York, North Carolina, Ohio, Oregon, Pennsylvania, South Dakota, Tennessee, Texas, Utah and Wisconsin, or such other states in which the Company has satisfied the requirements of the state s securities laws applicable to the operation of the Plan, may join the Plan by completing an Authorization Form and returning it to the Plan Administrator, Investor Services Department. The form must be accompanied by a cash payment of not less than $100 nor more than $60,000.

               Other interested investors located in foreign countries may not join the Plan until they become either shareholders of record or beneficial owners.


          ENROLLMENT DEADLINES

               If the Plan Administrator receives your Authorization Form directing reinvestment of dividends on or prior to the dividend record date, that dividend will be reinvested in accordance with your instructions in shares of common stock and the new shares will be credited to your account. If the Plan Administrator receives your Authorization Form after the dividend record date, that dividend will be paid in cash and reinvestment will begin with the next dividend. For example, in the case of a common stock dividend paid by the Company on May 1, for which the record date was April 10, if the Authorization Form directing reinvestment is received by the Plan Administrator on or prior to April 10, the May 1 dividend will be reinvested in shares of common stock and will be credited to your account. However, if the Authorization Form is received by the Plan Administrator after April 10, the May 1 dividend will be paid in cash and reinvestment will not begin until the next dividend. The record dates for the payment of dividends on common and preferred stock are customarily three weeks prior to the dividend payment dates. Common and preferred stock dividend payment dates usually are the first days of February, May, August and November.


          FORMS

               Authorization Forms, Brokerage, Bank or Trustee Authorization Forms, Employee Authorization Forms, Employee Payroll Deduction Forms, Cash Payment Forms, Automatic Cash Payment Forms, Safekeeping Authorization Forms and instructions may be obtained, at any time, from the Plan Administrator, Investor Services Department.


          PURCHASES

               Shares purchased under the Plan are either authorized but unissued shares of common stock purchased from the Company or outstanding shares purchased by the Broker in the open market or through negotiated transactions. Periodically, the Company may change the source of such purchases. In no event will optional cash payments received for investment remain uninvested for more than thirty-five days after receipt by the Plan Administrator.

            Purchases from the Company

               Reinvested Dividends

               Shares purchased from the Company with reinvested common and preferred stock dividends are purchased and credited to your account as of each dividend payment date. Dividend payment dates for both the common and preferred stock usually are the first days of February, May, August and November.

               Optional Cash Payments

               Shares purchased from the Company with optional cash payments are purchased and credited to your account twice a month on the first and the thirteenth days (or the next business day). If the Company receives your optional cash payment by the twelfth day of the month, it will be invested on the thirteenth day. If the Company receives your optional cash payment after the twelfth day and by the twenty-seventh day of the month, it will be invested on the first day of the following month. For example, an optional cash payment received on or after April 13 will not be invested until May 1 and an optional cash payment received on or after April 28 will not be invested until May 13. You will not be paid interest on optional cash payments held by the Plan Administrator until the next purchase date.

            Market Purchases

               Reinvested Dividends

               Shares purchased by the Broker with reinvested common stock and preferred stock dividends are purchased during the periods commencing three business days prior to the first days of February, May, August and November and ending at the discretion of the Broker. Purchases are credited to your account as of the last day of the purchase period.

               Optional Cash Payments

               Shares purchased by the Broker with optional cash payments are purchased during two periods each month, beginning on the thirteenth and twenty-eighth days of the month and ending at the discretion of the Broker (except that in months in which a common stock ex-dividend date occurs the purchase period will end on the day before the ex-dividend date). If the Company receives your optional cash payments by the twelfth day of the month, the Broker will invest it during the period beginning on the thirteenth day. If the Company receives your optional cash payment after the twelfth day and by the twenty-seventh day of the month, the Broker will invest it during the period beginning on the twenty-eighth day. For example, an optional cash payment received on or after April 13 will not be invested until the purchase period beginning on April 28 and an optional cash payment received on or after April 28 will not be invested until the purchase period beginning May 13. You will not be paid interest on optional cash payments held by the Plan Administrator until the next purchase period. In no event will optional cash payments remain uninvested for more than 35 days after receipt by the Plan Administrator. Purchases are credited to your account as of the last day of the purchase period.

               The Broker will not purchase any shares in the open market on any day on which the market price of the common shares will be the basis for determining the price of shares purchased from the Company. The number of shares purchased with reinvested dividends and optional cash payments on any day during each purchase period and the prices paid for such shares are determined by the Broker.

            Number of Common Shares Purchased

               The number of shares purchased for you on any purchase date or during any purchase period depends on (a) the amount of your dividends to be reinvested and/or your optional cash payments to be invested, and (b) the price of the shares of common stock purchased, including, in the case of purchases made through the Broker, the brokerage commissions. Your account is credited with that number of shares, including any fractional share computed to three decimal places, equal to the total amount of dividends reinvested or optional cash payments invested on your behalf divided by the applicable price per share. THE MANNER IN WHICH THE PLAN OPERATES DOES NOT PERMIT THE PLAN ADMINISTRATOR TO HONOR A REQUEST THAT A SPECIFIC NUMBER OF SHARES BE PURCHASED.


          PER SHARE PRICE

             Purchases from the Company

               The per share price of shares purchased from the Company is the average of the high and low prices of the common stock quoted on the New York Stock Exchange (NYSE) Composite Transaction listing on the applicable purchase date or, if common stock is not traded on such day, on the preceding day on which it is traded.

             Market Purchases

               The per share price of shares purchased by the Broker is the weighted average of the cost of all purchases of common stock (including brokerage commissions) during the applicable purchase period. The broker determines the prices paid for all shares purchased.


          CASH PAYMENTS

             Optional Cash Payments

               You may choose to make an optional cash payment by sending a check or money order payable to The Montana Power Company, together with a Cash Payment Form, to the Plan

          Administrator, Investor Services Department.   Payments may
          vary in amount, but may not be less than $25 per payment nor more than $60,000 per year. Cash Payment Forms are a part of the Authorization Form and, in addition, are included with each statement sent by the Plan Administrator.

               Without withdrawing from the Plan, you may have your optional cash payment returned by contacting the Plan
          Administrator prior to the investment of that payment.

                Optional cash payments received by the Company are deposited promptly in a segregated trust or escrow bank account. No interest will be paid to you on funds held by the Plan Administrator pending investment. Any interest earned on the account will be used to defray costs of administering the Plan.

             Automatic Cash Payments

               You may elect to have monthly cash payments (not less than $25) in a designated amount automatically charged against your bank account by completing an Automatic Cash Payment Form and sending it to the Plan Administrator, Investor Services Department by the first day of any month. The Plan Administrator will make the necessary arrangements with your bank so that, on or about the twenty-seventh day of each month, your bank account will be charged with the amount designated on the Automatic Cash Payment Form. You will not be required to write any checks or mail any additional forms. You may discontinue the automatic cash payments at any time by notifying the Plan Administrator, Investor Services, by the tenth day of any month.

               If you elected to make automatic monthly electronic funds transfer payments of less than $25 prior to July 15, 1997, you will not be required to increase the amount to $25.

               You may change the amount of your automatic cash payment by completing a new Automatic Cash Payment Form and sending it to the Plan Administrator, Investor Services
          Department, by the tenth day of any month.

               You may change the name of your bank or bank account number, by completing a new Automatic Cash Payment Form and sending it to the Plan Administrator, Investor Services
          Department, by the first day of any month.

             Employee Payroll Deduction

               See  Employees  under  Enrollment  above.


          COSTS

             Service Fees

               At present, there are no service charges for participating in the Plan. All costs of administration of the Plan are paid by the Company. However, the Company reserves the right at any time to charge an initial setup fee and quarterly handling fees. Should the Company determine to charge such fees, you will be notified ninety days in advance.

             Other Fees

               You will be charged a fee of $25 each time you request a duplicate copy of cost basis information, or request a wire transfer or next day delivery of the proceeds of any sale of shares for your account (the $25 fee may be deducted from the proceeds of the sale). A check made payable to the Montana Power Company must accompany your request.

             Commissions

               When shares are purchased from the Company, you will not pay any commissions on shares purchased through the Plan. When shares are purchased through the Broker, you will pay commissions on those shares. Because of the volume of shares purchased through the Plan, commissions should be less than those which you would otherwise pay if you purchased the same number of shares yourself.

                If you request that the Plan Administrator sell your shares, you will pay any related brokerage commission and applicable taxes.


          WITHDRAWALS

             Certificates

               Shares of common stock purchased for you under the Plan and your common and/or preferred stock certificates which have been deposited in the Plan for safekeeping will be credited to your Plan account.

               Upon written request to the Plan Administrator, you may request a certificate for any number of whole shares held in your account. The Company will issue a certificate for such shares in the same name(s) in which your account is maintained, unless otherwise instructed. If you want the certificate to be issued in a name other than the name in which your Plan account registration is maintained, your signature(s) on the instructions or stock power must be guaranteed by a guarantor who is a member of or a participant in a Securities Transfer Association STA recognized signature guarantee program. Any remaining full shares and fraction of a share will continue to be held in your account. Certificates for fractions of shares are not issued under any circumstances.

               If you participate in the Plan through your brokerage, bank or trustee and want to obtain stock certificates for your shares of common stock purchased on your behalf through the Plan, contact your brokerage, bank or trustee and request that the shares be transferred into your name.

             Sale of Shares

               Upon a written request, the Plan Administrator will instruct the Broker to sell any number of whole shares of common stock held in your account. However, no shares of common stock will be sold beginning on the common stock ex-dividend date and ending on the related dividend record date. The Plan Administrator, in its discretion, may refuse to sell shares of common stock deposited in the Plan for safekeeping or purchased with optional cash payments which have been in your account for less than 90 days. You will receive the proceeds of the sale less brokerage commissions and applicable taxes within 30 days of the sale you
          request.   If you request a wire transfer or next day delivery of
          the sale proceeds, a $25 charge will be deducted from the proceeds of the sale, unless your request is accompanied by a check made payable to the Company. SHARES OF PREFERRED STOCK HELD IN THE PLAN WILL NOT BE SOLD FOR YOU.

               You can choose to sell your shares through a stockbroker of your choice, in which case you should request a certificate for your shares from the Plan Administrator.

               Beneficial owners who want to sell shares of common stock purchased through the Plan must contact their brokerages, banks or trustees.

             Withdrawal from the Plan

               To withdraw from the Plan, send written notification to the
          Plan Administrator.   You may request, either (a) the issuance of
          certificates for all of the whole shares of stock held in your account and a cash payment for any fraction of a share, or (b) the sale of all of the shares of common stock held in your account, including any fraction of a share or (c) a combination of the above. Shares will be sold in the manner described under "Sale of Shares".

               If you withdraw from the Plan before a purchase period begins in any month, your optional cash payment, which the Company may be holding to invest during that purchase period will be returned. If your request is received after the purchase period begins, any optional cash payment being held will be invested during that purchase period. The Plan Administrator would then withdraw those purchased shares as you requested.

               If you are a beneficial owner participant and wish to withdraw from participation in the Plan, contact your brokerage, bank or trustee.


          CHANGE IN MANNER OF PARTICIPATION

               You may change the extent to which your dividends are reinvested by completing a new Authorization Form specifying the change and sending it to the Plan Administrator, Investor Services Department. Changes become effective with respect to the next dividend payment if the Authorization Form is received by the Plan Administrator on or prior to the record date for that dividend. Changes with respect to automatic cash payments may be made in the manner described under "Cash Payments-Automatic Cash Payments."

               If you are a beneficial owner participant and wish to change the extent to which you participate in the Plan you must contact your brokerage, bank or trustee.


          SAFEKEEPING OF STOCK CERTIFICATES AND BOOK ENTRY

          Any Montana Power Company shareholder may deposit their common stock or preferred stock certificate(s) into the Plan s safekeeping service at no cost. Safekeeping is beneficial because you no longer bear the risk and cost associated with the loss, theft, or destruction of stock certificates. Certificates representing shares to be deposited for safekeeping should be sent, together with a completed Safekeeping Authorization Form, by registered mail to the Plan Administrator, Investor Services Department, The Montana Power Company, 40 East Broadway, Butte, Montana 59701-9394. Certificates should not be endorsed. It is suggested that you use registered mail when sending stock certificates, declaring a value equal to 2% of the market value of the shares on the date of mailing. This amount would be the approximate cost of replacing the certificates should they be lost in the mail. It is your responsibility to retain records relative to the cost of any shares represented by certificates deposited for safekeeping. A Safekeeping Authorization Form may be obtained at any time by request to the Plan Administrator.

               Shares of stock purchased for you under the Plan will be maintained in your Plan account for safekeeping in book entry form.


          PARTICIPANTS' ACCOUNTS AND REPORTS

               The Plan Administrator maintains your account. All shares purchased under the Plan or delivered by you for safekeeping are credited to, and held in, your account.

               In addition to a quarterly statement of your account, you will receive a monthly statement following each purchase of additional common shares, each sale of shares and each withdrawal of certificates for shares and upon withdrawal from the Plan. THESE STATEMENTS ARE YOUR CONTINUING RECORD OF THE COST OF SHARES PURCHASED, THE BASIS FOR FEDERAL INCOME TAX PURPOSES, THE PROCEEDS OF SALES AND THE AMOUNT OF DIVIDENDS REPORTABLE FOR FEDERAL INCOME TAX PURPOSES, AND SHOULD BE RETAINED FOR INCOME TAX PURPOSES. TO RECEIVE A DUPLICATE COPY OF THIS INFORMATION, YOU MUST SUBMIT A CHECK IN THE AMOUNT OF $25 MADE PAYABLE TO THE MONTANA POWER COMPANY. In addition, each participant receives each revised Plan Prospectus and the same communications sent to all shareholders, including the Company's Annual Report and any Quarterly Reports to Shareholders, Notice of Annual Meeting and Proxy Statement and tax information for reporting dividends paid.

               Brokerages, banks and trustees participating in the Plan receive from the Company, shortly after each dividend payment date, a statement identifying the designated amount for reinvestment and showing the number of shares with respect to which dividends were to be reinvested, the total dividends paid, the number of shares purchased, the total cost of the shares, the amount of uninvested dividends remaining, the fair market (taxable) value of the shares and the total dividends reportable for Federal income tax purposes. With the statement, the brokerage, bank or trustee receives one certificate registered in its name for the total number of shares purchased for all of the designated accounts and a check for the total amount of uninvested dividends.

               If you are a beneficial owner, you must contact your brokerage, bank or trustee for accounts and records of your participation in the Plan.


          SHARES PLEDGED

               Shares held in the Plan cannot be pledged. If your shares are to be pledged, contact the Plan Administrator to request a certificate be issued in your name(s).


          SHAREHOLDER VOTING

               You will receive a proxy card for the total shares held in your Plan account (includes certificates held in the Plan for safekeeping) and shares held directly by you (certificates). If your proxy card is returned properly signed and marked for voting, the shares covered are voted as marked. If your proxy card is returned properly signed, but without instructions as to the manner shares are to be voted with respect to any item thereon, the shares covered are voted in accordance with the recommendations of the Company's Board of Directors. If your proxy card is not returned, or if it is returned unexecuted or improperly executed, the shares covered are not voted.


          RESPONSIBILITY OF THE PLAN ADMINISTRATOR, THE CUSTODIAN AND THE
          BROKER

               The Broker shall not have any responsibility with respect to this Prospectus or the administration of the Plan. The Broker, in acting as agent for the Plan participants, the Plan Administrator, in administering the Plan, and the Custodian, in holding shares under the Plan, are not liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability (a) arising out of failure to terminate your participation in the Plan upon your death prior to receipt of legally sufficient instructions, and
          (b) with respect to the prices at which shares are purchased or sold for your account and the times at which such purchases or sales are made. However, the foregoing in no way affects your right to bring a cause of action based on alleged violations of Federal securities laws.

               THE COMPANY CANNOT ASSURE YOU OF PROFITS, OR PROTECT YOU AGAINST LOSSES, ON THE SHARES PURCHASED UNDER THE PLAN, OR ASSURE YOU OF FUTURE DIVIDENDS.

          MODIFICATION OR TERMINATION OF PLAN; TERMINATION OF PARTICIPANTS

               The Company reserves the right to suspend, modify or terminate the Plan at any time and to interpret and regulate the Plan as it deems necessary or desirable in connection with the operation of the Plan.

               The Company also reserves the right, at its discretion, to terminate your participation in the Plan if your Plan account contains less than one hundred shares. You would receive notice of any such termination. In the event of any such termination, your shares held under the Plan will be delivered or sold in the manner described under "Withdrawal."


          PARTICIPATION BY FOREIGN AND OTHER HOLDERS SUBJECT TO WITHHOLDING

               Plan participants who are non-resident aliens or non-U.S. corporations, trusts and estates and individuals are subject to United States income tax withholding on dividends paid on shares held in their account. The amount is determined in accordance with U.S. Treasury regulations. Other holders of dividends may be subject to United States back-up withholding. The dividends will be reinvested or paid by check in an amount equal to the dividends less the amount of tax required to be withheld. Statements confirming purchases made for such participants will indicate the net dividend reinvested and amount of tax withheld.


          COMMUNICATIONS

               All communications concerning the Plan should be directed to the Plan Administrator as follows:

               Plan Administrator, Investor Services Department
               The Montana Power Company
               40 East Broadway
               Butte, Montana 59701-9394
               Telephone:     (800) 245-6767 or
                         (406) 497-3014
               Fax:      (406) 497-3018


                    TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN

               The current Federal income tax consequences to a participant in the Plan will be as follows:

               With respect to reinvested cash dividends used to purchase authorized but unissued shares from the Company, a participant is treated for Federal income tax purposes as having received a distribution in an amount equal to the fair market value on the dividend payment date of the full number of shares and any fractional share purchased with reinvested dividends. The fair market value of such shares on the dividend payment date will be treated as dividend income to the participant to the extent of current or accumulated earnings and profits of the Company, as determined for Federal income tax purposes. The basis of the shares so purchased is equal to the fair market value of such shares on the dividend payment date.

               With respect to reinvested cash dividends used to purchase shares in the open market or through negotiated transactions, a participant is treated for Federal income tax purposes as having received a distribution in an amount equal to the cash used to purchase the shares and to pay the brokerage commissions to obtain the shares. Such distribution will be treated as dividend income to the participant to the extent of current or accumulated earnings and profits of the Company, as determined for Federal income tax purposes. The basis of the shares so purchased is equal to the amount of this distribution.

               If you purchase shares with optional cash payments, you will not recognize taxable income upon such purchases. The basis of shares purchased in this manner is the amount of the optional cash payment.

               You are not in receipt of taxable income upon the distribution to you of certificates for shares purchased under the Plan. Upon the subsequent sale of these shares, or upon the sale by the Company of shares held for your account, you will recognize capital gain or loss on the sale measured by the difference between the amount you receive for the shares sold and the amount at which the shares were purchased (tax basis).

               The foregoing is a general statement of Federal income tax consequences only. You should consult your own tax advisor as to the specific application of the tax rules governing the Plan as they relate to you. The statements of account sent to you should be retained for this purpose.


                             DESCRIPTION OF COMMON STOCK

               The following information is a summary of certain rights and privileges of the common stock of the Company. The summary does
          not purport to be complete.   Reference is made to the Company's
          Restated Articles of Incorporation, By-laws and Indenture (For Unsecured Subordinated Debt Securities relating to Trust Securities), dated as of November 1, 1996, from the Company to The Bank of New York, as trustee (the "Subordinated Debt Indenture"), which are exhibits to the Registration Statement of which this Prospectus constitutes a part, for complete statements. The following statements are qualified in their entirety by such references.

          Authorized and Outstanding Stock: The Company has 125,000,000 authorized shares, without par value, divided into 5,000,000 shares of preferred stock and 120,000,000 shares of common stock. On May 30, 1997, 580,389 shares of the preferred stock and 54,625,540 shares of the common stock were issued and outstanding. In addition, options to purchase 687,290 shares of common stock under the Long-Term Incentive Plan were outstanding on that date.

               The common stock is without par value and nonassessable. It is listed on the New York Stock Exchange and Pacific Exchange, Inc.

          Voting Rights: Each holder of the preferred and common stock of the Company is entitled to vote cumulatively for the election of Directors, and otherwise to one vote for each share held. The Board of Directors has fourteen members, approximately one-third of whom are elected at each annual meeting for a term of three years. In general, the presence of a majority of the outstanding shares of the preferred and common stock will constitute a quorum at a meeting of shareholders; and the affirmative vote of the majority of the shares present shall be the act of the shareholders. Montana law requires (1) class voting upon such matters as a change in the number of authorized shares or in the relative rights and preferences of a class or series or the creation of a new class of stock having superior rights and preferences; and (2) the approval by two-thirds of the outstanding shares of preferred and common stock of a merger, consolidation or share exchange, the sale of all or substantially all of the Company's assets, or the voluntary dissolution of the Company. The Company's Restated Articles of Incorporation require the affirmative vote of a majority of the outstanding shares of the common stock (1) to redeem the preferred stock of the $6 Series, the $4.20 Series or the $6.875 Series, and (2) the affirmative vote of a majority of the outstanding shares of preferred and common stock to create a new class of stock, or for shareholder amendment of the By-laws. The Restated Articles of Incorporation also require the affirmative vote of two-thirds of the shares of the preferred stock voting at a meeting at which a majority of the shares of the preferred stock shall be present to
          (1) create a class of stock or to create any security convertible into a class of stock ranking prior to the preferred stock, or
          (2) to change the express terms of the preferred stock in a manner substantially prejudicial to the holders thereof.

               Dividend Rights: Each series of the preferred stock is entitled, in preference to the common stock, to (a) cumulative dividends at the annual rate established for that series and (b) mandatory redemption payments if provided for that series. After full provision for preferred stock dividends and mandatory redemption payments, if any, the common stock is entitled to dividends declared out of any remaining funds available therefor.

               Limitation on Payment of Dividends: The Company's Subordinated Debt Indenture contains a restriction on the payment of cash dividends on Common Stock if the Company were to elect to defer payment of interest on the debentures issued thereunder.

               Liquidation Rights: In liquidation, the preferred stock is entitled, in preference to the common stock, to the amount per share fixed by the Directors in the resolutions providing for the issue of each particular series plus accumulated unpaid dividends. Thereafter, the common stock is entitled to all remaining assets.

               Preemptive Rights: Holders of the common stock do not have preemptive rights.

               Change of Control: The Company's Restated Articles of Incorporation include a fair price provision that is intended to provide protection against coercive takeover tactics deemed by the Board of Directors not to be in the best interests of all shareholders. It provides that in the event of certain business combinations, including mergers, consolidations, recapitalizations, certain sales or hypothecations of assets, liquidations and certain issuances of securities, involving a person or entity who is or may become the beneficial owner of 10% or more of the outstanding shares of the capital stock of the Company entitled to vote generally in the election of Directors (the "Voting Shares"), the amount of cash or other consideration to be paid to holders of the common stock must be at least equal to the higher of the highest price paid by the 10% shareholder in connection with the acquisition of certain of its shares of common stock or the highest quoted price of the common stock on certain dates related to such acquisition. Similar provisions apply to the acquisition of the preferred stock. The fair price provision does not apply in the event that such a business combination shall have been approved by either two-thirds of certain directors who are not affiliated with the 10% shareholder (the "Continuing Directors") or the holders of 70% of the Voting Shares. In addition, unless a proposed business combination has been approved by two-thirds of the Continuing Directors, certain other requirements must be met, including the requirement that a proxy or information statement describing the proposed business combination be mailed to shareholders at least 30 days prior to its consummation. The fair price provisions may not be amended or repealed except by the vote of holders of at least 70% of the Voting Shares unless the amendment or repeal is recommended by two-thirds of the Continuing Directors.

               Preferred Share Purchase Rights: The holders of the common stock have one preferred share purchase right (each a "Right") for each share of common stock. Each Right, evidenced by and traded with the shares of common stock, entitles the shareholder to purchase one one-hundredth of a share of Participating Preferred Shares, A Series, at an exercise price of $120.00, subject to certain adjustments. The Rights will be exercisable only if a person or group acquires 20% or more of the Company's Voting Shares or announces a tender offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Company's Voting Shares.

               If any person or group acquires 20% or more of the outstanding Voting Shares of the Company, each Right will entitle its holder (other than such person or members of such group) to purchase a number of shares of common stock or Participating Preferred Shares, A Series, having a market value of twice the

          Right's exercise price. If any person or group acquires between 20% and 50% of the outstanding Voting Shares of the Company, the Board of Directors of the Company may, subject to requisite regulatory approval, if any, require each outstanding Right to be exchanged for one share of common stock or one one-hundredth of a Participating Preferred Share, A Series (or assets in lieu thereof).

               In addition, after any person or group has acquired 20% or more of the outstanding Voting Shares of the Company, the Company may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person or group, or engage in certain "self-dealing" transactions with any person or group owning 20% or more of the outstanding Voting Shares of the Company, unless proper provision is made so that each Right would thereafter entitle its holder to purchase a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price.

               The Rights may be redeemed, at a redemption price of $.01 per Right, by the Board of Directors of the Company at any time until any person or group has acquired 20% or more of the outstanding Voting Shares of the Company. The Rights will expire June 6, 1999.

               Transfer Agents and Registrars: The Transfer Agents for the common stock are the Company and First Chicago Trust Company of New York. The Registrars are First Chicago Trust Company of New York and First Bank Montana, National Association, Butte, Montana.


                                       EXPERTS

               The consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          The statements made as to matters of law and legal conclusions under (i) "Business-Utility Operations Regulation and Rates",
          "Properties   Legal Proceedings , and  Management s Discussion
          and Analysis of Financial Condition and Results of Operation
          Utility Operations   Summary of Significant Regulatory Matters, -
          Liquidity and Capital Resources, and   Environmental Issues , in
          the Company's Annual Report on Form 10-K, incorporated herein by reference, and (ii) under "Description of Common Stock" herein have been reviewed by Michael E. Zimmerman, Esq., General Counsel of the Company, and are set forth therein and herein upon the authority of such Counsel, as expert. The statements made as to matters of law and legal conclusions under "Tax Consequences of Participation in the Plan" herein have been reviewed by Reid & Priest LLP, tax counsel, and are set forth herein upon the authority of such counsel, as expert. As of May 29, 1997, Mr. Zimmerman owned approximately 3,184 shares through the Company's Retirement Savings Plan (401-K) and has been granted options to purchase 24,200 additional shares at the market price existing on the date of such grant. Mr. Zimmerman's shares, including the underlying shares subject to options granted to him, had a fair market value of approximately $619,563 on that date.

               NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATIONS IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER, UNDER ANY CIRCUMSTANCES, SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SINCE ITS DATE.

                                  ------------------

                                  TABLE OF CONTENTS
                                                                       PAGE
                                                                       ----

          The Company . . . . . . . . . . . . . . . . . . . . . . . . .   3
          Available Information . . . . . . . . . . . . . . . . . . . .   3
          Incorporation of Certain Documents by Reference . . . . . . .   3
          Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . .   4
          The Plan  . . . . . . . . . . . . . . . . . . . . . . . . . .   4
           Purpose  . . . . . . . . . . . . . . . . . . . . . . . . . .   4
           Advantages   . . . . . . . . . . . . . . . . . . . . . . . .   4
           Disadvantages  . . . . . . . . . . . . . . . . . . . . . . .   5
           Administration   . . . . . . . . . . . . . . . . . . . . . .   5
           Enrollment   . . . . . . . . . . . . . . . . . . . . . . . .   5
             Shareholders of Record . . . . . . . . . . . . . . . . . .   5
             Beneficial Owners  . . . . . . . . . . . . . . . . . . . .   5
             Employees  . . . . . . . . . . . . . . . . . . . . . . . .   6
             Other Interested Investors . . . . . . . . . . . . . . . .   6
             Enrollment Deadlines . . . . . . . . . . . . . . . . . . .   7
          Forms . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
          Purchases . . . . . . . . . . . . . . . . . . . . . . . . . .   7
           Purchases from the Company   . . . . . . . . . . . . . . . .   7
           Market Purchases   . . . . . . . . . . . . . . . . . . . . .   8
           Number of Common Shares Purchased  . . . . . . . . . . . . .   8
          Per Share Price . . . . . . . . . . . . . . . . . . . . . . .   8
           Purchases from the Company   . . . . . . . . . . . . . . . .   8
           Market Purchases   . . . . . . . . . . . . . . . . . . . . .   9
          Cash Payments . . . . . . . . . . . . . . . . . . . . . . . .   9
           Optional Cash Payments   . . . . . . . . . . . . . . . . . .   9
           Automatic Cash Payments  . . . . . . . . . . . . . . . . . .   9
           Employee Payroll Deduction   . . . . . . . . . . . . . . . .   9
          Costs . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
           Service Fees   . . . . . . . . . . . . . . . . . . . . . . .  10
           Other Fees   . . . . . . . . . . . . . . . . . . . . . . . .  10
           Commissions  . . . . . . . . . . . . . . . . . . . . . . . .  10
          Withdrawals . . . . . . . . . . . . . . . . . . . . . . . . .  10
           Certificates   . . . . . . . . . . . . . . . . . . . . . . .  10
           Sale of Shares   . . . . . . . . . . . . . . . . . . . . . .  10
           Withdrawal from the Plan   . . . . . . . . . . . . . . . . .  11
          Change in Manner of Participation . . . . . . . . . . . . . .  11
          Safekeeping of Stock Certificates and Book Entry  . . . . . .  11
          Participants' Accounts and Reports  . . . . . . . . . . . . .  12
          Shares Pledged  . . . . . . . . . . . . . . . . . . . . . . .  12
          Shareholder Voting  . . . . . . . . . . . . . . . . . . . . .  12
          Responsibility of the Plan Administrator, the Custodian
                and the Broker  . . . . . . . . . . . . . . . . . . . .  13
          Modification or Termination of Plan; Termination
             of Participants  . . . . . . . . . . . . . . . . . . . . .  13
          Participation by Foreign and Other Holders Subject
             to Withholding . . . . . . . . . . . . . . . . . . . . . .  13
          Communications  . . . . . . . . . . . . . . . . . . . . . . .  13
          Tax Consequences of Participation in the Plan . . . . . . . .  13
          Description of Common Stock   . . . . . . . . . . . . . . . .  14
             Authorized and Outstanding Stock . . . . . . . . . . . . .  14
             Voting Rights  . . . . . . . . . . . . . . . . . . . . . .  14
             Dividend Rights  . . . . . . . . . . . . . . . . . . . . .  15
             Liquidation Rights . . . . . . . . . . . . . . . . . . . .  15
             Preemptive Rights  . . . . . . . . . . . . . . . . . . . .  15
             Change of Control: . . . . . . . . . . . . . . . . . . . .  15
             Preferred Share Purchase Rights  . . . . . . . . . . . . .  15
             Transfer Agents and Registrars . . . . . . . . . . . . . .  16
          Experts . . . . . . . . . . . . . . . . . . . . . . . . . . .  16






                              THE MONTANA POWER COMPANY








                                   ----------------
                                      PROSPECTUS
                                   ----------------







                                DIVIDEND REINVESTMENT

                                         AND

                                 STOCK PURCHASE PLAN





                                    JULY 15, 1997